ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877



REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/7248





SUPPL

May 17, 2006

VIA: COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS

1. Information which the Issuer has made or is required to make public since February 9, 2006 (date of most recent submission) pursuant to the laws of Canada:

   a. news releases — immediately — Issuer
      - i. February 15, 2006
      - ii. February 17, 2006
      - iii. March 7, 2006
      - iv. March 10, 2006
      - v. March 13, 2006
      - vi. March 28, 2006
      - vii. May 3, 2006
      - viii. May 9, 2006
      - ix. May 10, 2006
      - x. May 12, 2006
      - xi. May 15, 2006

PROCESSED
MAY 23 2006
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
MAY 1 7 2006
WASH, D.C.
152
SECTION

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)		WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
b.	Material Change Report dated March 27, 2006	within 10 days of the material change	Issuer
c.	Audited Financial Statements for the year ended December 31, 2005	within 90 days from the Issuer's financial year end date	Issuer
d.	Code of Conduct Policy adopted February 15, 2006	immediately	Issuer
e.	Change of Auditor Reporting Package dated March 27, 2006	immediately following the Change of Auditor	Issuer
f.	2005 Annual Report	within 90 days following the Issuer's most recently completed financial year end	Issuer
g.	Notice and Circular of 2006 Annual General and Special Meeting of Shareholders and Proxy	at least 25 days prior to the date of the general meeting	Issuer
h.	Report of Voting Results	promptly following a meeting of securityholders at which a matter was submitted to a vote	Issuer
i.	Shareholder Rights Plan Agreement dated December 16, 2005	immediately	Issuer
j.	Renewal Annual Information Form dated March 28, 2006	within 90 days following the Issuer's most recently completed financial year end	Issuer
k.	Unaudited Interim Financial Statements for the three month period ended March 31, 2006, MD&A and CEO and CFO Certificates	within 45 days from the day to which it was made up	Issuer

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
a. The same information as referred to in item 1(a), (c), (f), (g), (i), (j) and (k) above		
3. Materials which the Issuer has distributed or is required to distribute to its security holders:		
a. The same information as referred to in item 1 (c), (e), (f), (g) and (k) above		

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:



Michael Kennedy

MK/nt
Enclosures

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.


BIOMS
MEDICAL™

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BIOMS MEDICAL SECURES LONG-TERM MANUFACTURING AGREEMENTS FOR MULTIPLE SCLEROSIS DRUG

Edmonton, Alberta, February 15, 2006 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), announced that it has secured long-term manufacturing agreements with two global companies, UCB-Bioproducts and Hospira Worldwide Inc., for its lead MS drug MBP8298.

Under the terms of the agreements, UCB-Bioproducts will continue to manufacture the MBP8298 bulk drug and Hospira will fill and finish the drug product into vials for use in patients. These contracts contemplate these companies providing their services through the current pivotal clinical trial for MBP8298 and into commercial production.

"These agreements emphasize our commitment to bring a quality, first-in-class therapeutic to MS patients and are important to the success of the anticipated future launch of MBP8298 into the marketplace," said Kevin Giese, President of BioMS Medical. "Both UCB and Hospira are public companies, world-leaders in quality manufacturing and recognized experts in their field of work."

About UCB

With more than 30 years of experience dedicated to peptide API contract manufacturing, UCB-Bioproducts is the world-leader in pharmaceutical peptides and peptidomimetics', supporting customers' projects with services from preclinical to commercialization through clinical development. UCB-Bioproducts is a division of UCB, a global biopharmaceutical leader headquartered in Brussels, Belgium, with manufacturing facilities in Europe, US and Sales and Marketing offices in Europe, US and Japan. UCB employs over 8,500 people operating in over 40 countries worldwide. More information is available on www.ucb-bioproducts.com.

About BioMS Medical Corp.

BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.



www.biomsmedical.com

FOR IMMEDIATE RELEASE **TSX: MS**

BioMS MEDICAL ANNOUNCES 2005 YEAR-END RESULTS

Edmonton, Alberta, February 17, 2006 – BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced fourth quarter and year-end results for the year ended December 31, 2005.

Highlights for 2005:

- Accelerated enrollment of patients in the pivotal phase II/III clinical trial for secondary progressive MS (SPMS), including completion of the enrollment of a cohort of 100 patients who undertook an extensive safety protocol.
- Expanded the pivotal trial into sites across Canada, the UK and Sweden, significantly adding to patient enrollment.
- Received repeated positive reviews from the trial's Data Safety Monitoring Board.
- Raised $41 million from institutions in Canada and Europe.

"In 2005, BioMS built great momentum towards unlocking the potential of MBP8298. Further to the initiation of our pivotal phase II/III trial in 2004, we expanded the trial into Europe and raised more than $41 million to support our drug development efforts. Our key objectives for 2006 are to complete enrolment of our trial and to advance our U.S. regulatory strategy," said Mr. Kevin Giese, President of BioMS Medical. "Beyond SPMS, in 2006 we intend to seek clearance to initiate an additional trial in a second MS indication to determine the efficaciousness of MBP8298 within another significant group of MS patients. We also plan to continue to advance the other candidates in our pipeline, which include HYC750 and our investment in BioCydex."

Financial Highlights:
The consolidated net loss for the year ended December 31, 2005 was $15.8 million or $0.26 per share, compared to a consolidated net loss of $12.5 million or $0.24 per share for the previous year.

Total consolidated expenses for the year ended December 31, 2005 were $16.9 million compared to $12.9 million in the previous year. Research and development expenses totaled $10.6 million compared to $7.3 million in 2004. General and administrative expenses increased to $4.8 million compared to $4.1 million in 2004. Research and development expenses increased due primarily to the increased number of patients being enrolled in the pivotal phase II/III clinical trial for MBP8298. General and administrative expenses increased as a result of a general increase in the overall activity of the Company.

Investment income totaled $1.2 million for the year ended December 31, 2005 compared to $0.4 million for the previous year.

In the quarter ended December 31, 2005, the Corporation incurred a loss of $6.5 million or $0.10 per share compared to a loss of $3.5 million or $0.07 per share in the fourth quarter of 2004. Research and development expenses increased to $4.6 million in the fourth quarter of 2005 compared to $1.9 million

in the fourth quarter of 2004. General and administrative expenses increased to $1.8 million in the fourth quarter of 2005 from $1.4 million in the fourth quarter of 2004. Investment income was $0.2 million in the fourth quarter of 2005 compared to $86,000 in the fourth quarter of 2004.

As at December 31, 2005, cash and short-term investments totaled $38.0 million compared to $14.4 million at December 31, 2004. At December 31, 2005, the Corporation had working capital of $37.2 million as compared to $13.9 million at December 31, 2004.

About BioMS Medical Corp.
BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com


BIOMS
MEDICAL™

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BIOMS MEDICAL'S MBP8298 SHOWS FIVE-YEAR DELAY OF DISEASE PROGRESSION IN PATIENTS WITH MULTIPLE SCLEROSIS

-Results to be presented at the American Academy of Neurology April 4, 2006-

Edmonton, Alberta, March 7, 2006 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced that its proprietary drug candidate MBP8298 delayed disease progression for five years in progressive MS patients with HLA-DR2 or HLA-DR4 immune response genes. Treatment and follow-up of patients from a phase II clinical study demonstrated that patients in this DR2 and DR4 responder group, who comprise up to 75% of MS patients, had a median time to disease progression (worsening) of 78 months compared to 18 months for patients who received placebo.

"These results show an unprecedented 5-year improvement in time to disease progression in the majority of progressive MS patients," said Kevin Giese, President and CEO of BioMS Medical. "Pending confirmation of these results in our ongoing international pivotal trial in secondary progressive MS, we anticipate that MBP8298 will represent a novel first in class treatment for MS patients."

The findings are based on a two-year treatment and five-year follow-on study conducted and analyzed by the University of Alberta and BioMS Medical. The primary objective of the trial was to assess the clinical efficacy of 500mg of MBP8298 administrated intravenously every six months, as measured by the Expanded Disability Status Scale (EDSS). Long-term follow-up treatment and assessment of 20 progressive MS patients with the HLA-DR2 or HLA-DR4 immune response genes demonstrated a median time to progression of 78 months (6.5 years) for MBP8298 treated patients compared to 18 months (1.5 years) for patients treated with placebo in the initial study (Kaplan-Meier analysis, $p=0.004$).

Details of the study and its findings will be presented at the 58th Annual Meeting of the American Academy of Neurology on April 4, 2006 in San Diego, CA.

Phase II/III Pivotal Multiple Sclerosis Trial

BioMS Medical is currently enrolling patients across Canada, the U.K. and Sweden in its pivotal phase II/III clinical trial evaluating MBP8298 for the treatment of secondary progressive multiple sclerosis (SPMS). The trial is a randomized, double-blind study enrolling approximately 553 patients who will be administered either MBP8298 or placebo intravenously every six months for a period of two years. The primary clinical endpoint for the trial is defined as a statistically and clinically significant increase in the time to progression of the

disease as measured by the Expanded Disability Status Scale (EDSS). To date the trial has successfully completed three safety reviews by its independent Data Safety Monitoring Board.

About BioMS Medical Corp.

BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.


BIOMS
MEDICAL

FOR IMMEDIATE RELEASE

Toronto Stock Exchange Symbol: MS

BIOMS MEDICAL TO PRESENT AT THE SACHS ASSOCIATES 5TH ANNUAL NORTH AMERICA FORUM

Edmonton, Alberta, March 10, 2006 – BioMS Medical Corp. (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced that Mr. Tony Hesby, Executive Vice President Corporate Affairs, will give a corporate presentation at The Sachs Associates 5th Annual North America Forum in Boston.

WHEN: Monday March 13th, 2006 at 12:55pm (EST)

WHERE: The Fairmont Copley Plaza, Boston

About Sachs Associates North America Forum

This leading international forum is an excellent platform for emerging growth and established biotech companies from the US and overseas to address investors, their advisers and media. Every year around 60 are selected to present, with listed companies presenting on the first day. Workshop sectors cover Therapeutics, Immunology/Oncology, Post Genomics and Cardiovascular. For more information visit http://www.sachsforum.com/boston06.html

About BioMS Medical Corp.

BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax

James Smith
Investor Relations, Toronto and U.S.
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

Mr. Barry Mire
Investor Relations, Quebec
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com


BIOMS
MEDICAL™

Toronto Stock Exchange Symbol: MS

BIOMS PLANS RELAPSING-REMITTING MULTIPLE SCLEROSIS TRIAL
- MBP8298 to be tested in a second major MS patient population -

Edmonton, Alberta, March 13, 2006 – BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced that it is expanding the clinical development program for its lead drug candidate MBP8298. The drug is currently undergoing an international pivotal phase II/III clinical trial with secondary progressive MS patients (SPMS). BioMS now plans to initiate a clinical trial for MBP8298 in relapsing-remitting MS (RRMS) patients in the second half of 2006.

"We have good scientific rationale to believe that MBP8298 has the potential to provide a benefit to MS patients at any stage of the disease," said Kevin Giese, President and CEO of BioMS Medical. "If our drug is able to show efficacy in relapsing-remitting MS patients as it has in trials with secondary progressive MS patients, then it would represent a great benefit for this equally large MS population."

MS affects approximately 2.5 million people worldwide, of which 40-45% have RRMS and 40-45% have SPMS.

BioMS Medical recently announced study results demonstrating that MBP8298 delayed disease progression for five years in progressive MS patients with HLA-DR2 or HLA-DR4 immune response genes. These findings will be presented at the 58th Annual Meeting of the American Academy of Neurology on April 4, 2006 in San Diego, CA.

About BioMS Medical Corp.

BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Ryan Giese
Corporate Communications
Phone: 780-413-7152
rgiese@biomsmedical.com

Tony Hesby
VP Corporate Affairs
Phone: 780-413-7152
tony.hesby@biomsmedical.com

Amanda Stadel
Investor Relations Manager
Phone: 780-413-7152
astadel@biomsmedical.com

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.


BIOMS
MEDICAL

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BIOMS MEDICAL ANNOUNCES CHANGE OF AUDITOR

Edmonton, Alberta, March 28, 2006 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced that effective March 24, 2006, its Board of Directors had appointed PricewaterhouseCoopers LLP, Chartered Accountants ("Pricewaterhouse") as the Company's new independent auditors, replacing the firm of Collins Barrow, Chartered Accountants ("Collins Barrow").

The decision to change auditors was not the result of any disagreement between the Company and Collins Barrow on any matter of accounting principals or practices, financial statement disclosure, or auditing scope or procedure.

About BioMS Medical Corp.
BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com



FOR IMMEDIATE RELEASE

Toronto Stock Exchange Symbol: MS

BIOMS MEDICAL'S PIVOTAL MULTIPLE SCLEROSIS TRIAL RECEIVES FOURTH POSITIVE REVIEW FROM DATA SAFETY MONITORING BOARD

Edmonton, Alberta, May 3, 2006 – BioMS Medical Corp. (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced that following the fourth meeting of the independent Data Safety Monitoring Board (DSMB), the Company has received a recommendation to continue its pivotal phase II/III clinical trial for MBP8298 for the treatment of secondary progressive multiple sclerosis.

"The recommendation by the independent DSMB strengthens our confidence as we move towards the completion of our pivotal trial," said Kevin Giese, President of BioMS Medical.

This was the fourth of several regularly scheduled reviews by the DSMB that will occur over the duration of the trial. The purpose of the DSMB is to provide objective, independent safety monitoring of the trial. The pivotal phase II/III study is now ongoing at trial sites across Canada, the U.K. and Sweden.

About BioMS Medical Corp.

BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax

James Smith
Investor Relations
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

Mr. Barry Mire
Investor Relations
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com



FOR IMMEDIATE RELEASE

Toronto Stock Exchange Symbol: MS

BIOMS MEDICAL REACHES MILESTONE IN PIVOTAL MULTIPLE SCLEROSIS TRIAL

- More than 200 patients enrolled in Phase II/III trial for MBP8298 -

Edmonton, Alberta, May 9, 2006 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced that more than 200 patients have been enrolled in its pivotal phase II/III clinical trial for the treatment of secondary progressive multiple sclerosis (SPMS). An interim safety and efficacy analysis will be performed on data from the first 200 patients enrolled when they have completed 24 months of the clinical trial.

"This is an important milestone event as it sets the clock as to when the independent Data Safety Monitoring Board (DSMB) will initiate their review of the interim data and report on any significant preliminary findings," said Kevin Giese, President of BioMS Medical. "With more than 200 patients enrolled and close to 300 patients screened to-date, our pivotal trial is progressing very well."

Pivotal Phase II/III Multiple Sclerosis Trial

BioMS Medical is currently enrolling patients across Canada, the U.K. and Sweden in its pivotal phase II/III clinical trial evaluating MBP8298 for the treatment of secondary progressive multiple sclerosis (SPMS). The trial is a randomized, double-blind study enrolling approximately 553 patients who will be administered either MBP8298 or placebo intravenously every six months for a period of two years. The primary clinical endpoint for the trial is defined as a statistically and clinically significant increase in the time to progression of the disease as measured by the Expanded Disability Status Scale (EDSS), in patients with HLA-DR2 and/or HLA-DR4 immune response genes. Time to disease progression in patients with other HLA-DR types will be assessed separately as an exploratory arm of the same study. To date the trial has successfully passed four safety reviews by its independent Data Safety Monitoring Board.

About BioMS Medical Corp.

BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com



FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BIOMS MEDICAL EXPANDS PIVOTAL MULTIPLE SCLEROSIS TRIAL INTO DENMARK

Edmonton, Alberta, May 10, 2006 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced it has received approval from the Danish Medicines Agency to start patient enrolment in Denmark for its pivotal phase II/III clinical trial of MBP8298, a proprietary synthetic peptide for the treatment of secondary progressive multiple sclerosis (SPMS).

"Adding these additional trial sites to our ongoing pivotal MS trial will provide us with a broader population base for enrolment and strengthen our presence in Europe beyond the United Kingdom and Sweden into Denmark," said Kevin Giese, President of BioMS Medical.

Pivotal Phase II/III Multiple Sclerosis Trial
BioMS Medical is currently enrolling patients across Canada, the U.K. and Sweden in its pivotal phase II/III clinical trial evaluating MBP8298 for the treatment of secondary progressive multiple sclerosis (SPMS). The trial is a randomized, double-blind study enrolling approximately 553 patients who will be administered either MBP8298 or placebo intravenously every six months for a period of two years. The primary clinical endpoint for the trial is defined as a statistically and clinically significant increase in the time to progression of the disease as measured by the Expanded Disability Status Scale (EDSS), in patients with HLA-DR2 and/or HLA-DR4 immune response genes. Time to disease progression in patients with other HLA-DR types will be assessed separately as an exploratory arm of the same study. To date the trial has successfully passed four safety reviews by its independent Data Safety Monitoring Board.

About BioMS Medical Corp.
BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future

events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com



FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BIOMS MEDICAL TO PRESENT AT THE RODMAN & RENSHAW 3RD ANNUAL GLOBAL HEALTHCARE CONFERENCE

Edmonton, Alberta, May 12, 2006 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced that Mr. Kevin Giese, President & CEO, will present at the Rodman & Renshaw 3rd Annual Global Healthcare Conference.

WHEN: Tuesday, May 16th at 8:00 am (Monaco Time)
WHERE: 22, Avenue Princesse Grace, Monte Carlo, Monaco

About Rodman & Renshaw Global Healthcare Conference

The Rodman & Renshaw 3rd Annual Global Healthcare Conference will include presentations by over 150 companies, as well as experts from the medical, scientific and investment communities. The Conference will be attended by investors, venture capitalists, company executives, scientists and other industry leaders. For more information visit http://www.rodmanandrenshaw.com/Conferences.

About BioMS Medical Corp.

BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com


BIO MS
MEDICAL

www.biomsmedical.com

FOR IMMEDIATE RELEASE **TSX: MS**

BioMS MEDICAL ANNOUNCES FIRST QUARTER 2006 RESULTS

Edmonton, Alberta, May 15, 2006 – BioMS Medical Corp (TSX: MS), a leading developer of a treatment for multiple sclerosis (MS), today announced results for the first quarter ended March 31, 2006.

The consolidated net loss for the first quarter ended March 31, 2006 was $8.6 million or ($0.14) per share compared to a consolidated net loss of $2.4 million or ($0.05) per share for the first quarter of the previous year.

"The increased net loss for the period reflects the planned expansion of our clinical trial program for MBP8298, our lead drug for MS" said Kevin Giese, President of BioMS Medical. "During the first quarter, we incurred upfront costs as we prepared for the expansion of our existing pivotal secondary progressive MS (SPMS) trial into continental Europe and for the anticipated launch of a pivotal SPMS trial in the U.S. We have also incurred upfront costs for the planned launch of a relapsing-remitting MS (RRMS) trial later this year. After adjusting for these costs and for non-cash expenses related to the granting of stock options, the net loss for the quarter was less than $6.0 million."

Total consolidated expenses for the first quarter of 2006 were $9.0 million compared to $2.5 million for the first quarter of 2005. Research and development expenses totaled $6.5 million for the first quarter of 2006 compared to $1.1 million for the first quarter of 2005. Research and development expenses increased as a result of the increased number of clinical trial sites participating in the pivotal phase II/III clinical trial for MBP8298, the increased number of patients entering the trial and added costs associated with the change in the contract research organization managing the pivotal trial. The Company also incurred expenses of $2.4 million in preparing for the anticipated start of the SPMS trial in the U.S. and a RRMS trial later this year, including the expenditure of approximately $1.9 million towards the purchase of MBP8298 product for use in clinical trials over the course of the next few years.

General and administration expenses totalled $1.1 million for the first quarter of 2006 compared to $1.0 million for the first quarter of 2005. During the first quarter of 2006, the Company granted and vested 1,050,000 stock options and, as a result, recorded $1.0 million in non-cash stock-based compensation expense compared to $0.1 million in the first quarter of 2005.

As at March 31, 2006, cash and short-term investments totaled $32.0 million as compared to $38.0 million at December 31, 2005. At March 31, 2006, the Company had working capital of $29.8 million as compared to $37.2 million at December 31, 2005. Management estimates that the current working capital is sufficient for the Corporation to meet its on-going obligations in respect of the existing clinical trial through to the second half of 2007.

About BioMS Medical Corp.
BioMS Medical is a biotechnology company engaged in the development and commercialization of novel therapeutic technologies. BioMS Medical's lead technology, MBP8298, is for the treatment of

multiple sclerosis and is currently in a pivotal phase II/III clinical trial across Canada and Europe. For further information please visit our website at www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com

REPORT OF VOTING RESULTS
UNDER SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

BioMS Medical Corp. (the "Company") reports that at its annual general meeting held on April 27, 2006, the following matters were approved by shareholders:

a. the number of directors was fixed at seven (7);

b. the management nominees for director (Clifford Giese, Kevin Giese, Laine Woollard, John Wetherell, Kjell Stenberg, Bryan McKnight and Gordon Politeski) were all elected as directors;

c. PricewaterhouseCoopers LLP, Chartered Accountants, was appointed as auditors of the Company for the ensuing year;

d. a shareholder rights plan adopted by the Board of Directors on December 16, 2005 was approved by shareholders as required by the Toronto Stock Exchange; and

e. By-Law Number 1 of the Company was amended by deleting sections 26-35 inclusive of By-Law Number 1.

Dated at Vancouver, this 8th day of May, 2006.

BIOMS MEDICAL CORP.

Per:

"Michael Kennedy"
Michael Kennedy, Corporate Secretary

SHAREHOLDER RIGHTS PLAN AGREEMENT

Dated as of December 16, 2005

BETWEEN

BIOMS MEDICAL CORP.

- and -

PACIFIC CORPORATE TRUST COMPANY

as Rights Agent

TABLE OF CONTENTS

SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of December 16, 2005 between BioMS Medical Corp., a company continued under laws of the Province of Alberta (the "Company"), and PACIFIC CORPORATE TRUST COMPANY, a trust company incorporated under the laws of British Columbia, as rights agent (the "Rights Agent", which term shall include any successor Rights Agent hereunder).

WHEREAS

(i) the Board of Directors has determined that it is advisable and in the best interests of the Company to adopt a shareholder rights plan (the "Rights Plan") to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over offer for the Company;

(ii) in order to implement the Rights Plan, the Board of Directors has:

(A) authorized and declared a distribution of one right (a "Right") effective the Close of Business (as hereinafter defined) on the date of this Agreement in respect of each Common Share (as hereinafter defined) outstanding at the Record Time (as hereinafter defined); and

(B) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

(iii) each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein;

(iv) the Company desires to appoint the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent has agreed to act on behalf of the Company in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

(v) the shareholders of the Company will be asked to approve the adoption of the Rights Plan at the Company's first annual meeting of holders of its Common Shares following the date of this Agreement; and

(vi) the Rights Plan will be in effect from the date hereof, subject to it terminating unless it is adopted by shareholders of the Company at the first annual meeting of the holders of the Common Shares following the date of this Agreement and subject to the Rights Plan being reconfirmed by shareholders of the Corporation at every third annual meeting of the holders of the Common Shares thereafter.

NOW THEREFORE, in consideration of the premises and the respective agreements set forth herein, the Company and the Rights Agent hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

"ABCA" means the Business Corporations Act (Alberta), as it may be amended from time to time and the regulations made thereunder and any comparable or successor laws or regulations thereto;

"Acquiring Person" means any Person who is the Beneficial Owner of a Significant Interest in the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i) the Company or any Subsidiary of the Company;

(ii) any Person who becomes the Beneficial Owner of a Significant Interest in the outstanding Voting Shares as a result of one or any combination of:

(A) a Voting Share Reduction which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by such Person to a Significant Interest in the Voting Shares then outstanding,

(B) a Pro Rata Acquisition,

(C) a Permitted Bid Acquisition,

(D) an Exempt Acquisition, or

(E) a Convertible Security Acquisition;

provided further, however, that if a Person shall become the Beneficial Owner of a Significant Interest in the Voting Shares then outstanding by reason of any one or a combination of a Voting Share Reduction, a Pro Rata Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition or a Convertible Security Acquisition and thereafter becomes the Beneficial Owner of more than an additional 1% of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Pro Rata Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition or a Convertible Security Acquisition), then as of the date that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person;

(iii) for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of a Significant Interest in the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause (B) of the definition of "Beneficial Owner" solely because such Person makes or proposes to make a Take-over Bid alone or by acting jointly or in concert with any other Person (the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 176 of the Securities Act) by such Person or the Company of the intent to commence such a Takeover Bid being herein referred to as the "Disqualification Date");

(iv) an underwriter or member of a banking or selling group that acquires Voting Shares from the Company in connection with a distribution of securities pursuant to a prospectus or by way of private placement; and

(v) a Person (a "**Grandfathered Person**") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Company determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares of the Company that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time (other than pursuant to one or any combination of a Voting Share Reduction, a Pro Rata Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition or a Convertible Security Acquisition).

"**Affiliate** ", when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

"**Agreement**" means this shareholder rights plan agreement between the Company and the Rights Agent, as may be amended and/or supplemented or restated from time to time.

"**Associate**", when used to indicate a relationship with a specified Person, shall mean (i) a spouse of such specified Person, (ii) any Person of either sex with whom such specified Person is living in a conjugal relationship outside marriage or (iii) any relative of such specified Person or of a Person mentioned in Clauses (i) or (ii) of this definition if that relative has the same residence as the specified Person.

A Person shall be deemed the "**Beneficial Owner**" and to have "**Beneficial Ownership**" of and to "**Beneficially Own**":

(i) any securities of which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity, where such right is exercisable immediately or within 60 days of the date of the determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or payment of instalments, upon the exercise of any conversion right, exchange right or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding, written or oral (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business); and

(iii) any securities which are Beneficially Owned within the meaning of Clauses (i) or (ii) of this definition by any other Person with which, and in respect of which securities, such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A) by reason of:

(1) such security having been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of this definition until the earlier of such deposited or tendered security being accepted

unconditionally for payment or exchange or being taken up and paid for, or

(2) the holder of such security having agreed pursuant to a Permitted Lock-up Agreement to deposit or tender such security pursuant to a Take-over Bid made by any such Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of this definition;

(B) by reason of such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of this definition holding such security, provided that:

(1) the ordinary business of the Person (in this definition, a "Manager") includes the management of investment funds for others and such security is held by the Manager in the ordinary course of such business in the performance of such Manager's duties for the account of any other Person (in this definition, a "Client") including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

(2) the Person (in this definition, a "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, in this definition, an "Estate Account") or in relation to other accounts (each, in this definition, an "Other Account") and holds such security and is acting in the ordinary course of such duties for the Estate Account or for such Other Accounts;

(3) such Person is a Crown agent or agency (in this definition, the "Crown Agent");

(4) the Person is established by statute for purposes that include, and the ordinary business or activity of such Person (in this definition, a "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

(5) the person (in this definition, an "Administrator") is the administrator or trustee of one or more pension funds or plans (each, in this definition, a "Plan") registered under the laws of Canada or any province thereof or the corresponding laws of the jurisdiction by which such Plan is governed or is such a Plan and the Administrator or Plan holds such security for the purposes of its activities as such;

but only if the Manager, the Trust Company, the Crown Agent, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Company, or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or

an organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(C) because such Person:

(1) is a Client of the same Manager as another Person on whose account the Manager holds such security,

(2) has an Estate Account or an Other Account with the same Trust Company as another Person on whose account the Trust Company holds such security, or

(3) is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security,

(D) because such Person:

(1) is a Client of a Manager and such security is owned at law or in equity by the Manager,

(2) has an Estate Account or an Other Account with a Trust Company and such security is owned at law or in equity by the Trust Company, or

(3) is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(E) because such Person is the registered holder of securities as a result of carrying on the business of, or acting as nominee for, a securities depositary.

"Board of Directors" shall mean the board of directors of the Company.

"Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obliged by law to close.

"Canadian Dollar Equivalent" of any amount which is expressed in United States dollars shall mean, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. – Canadian Exchange Rate in effect on such date.

"Close of Business" on any given date shall mean 4:00 p.m. (Vancouver time) on such date (or, if such date is not a Business Day, 4:00 p.m. (Vancouver time) on the next succeeding Business Day).

"Common Shares" shall mean the Class "A" common shares in the capital of the Company.

"Competing Permitted Bid" shall mean a Take-over Bid that:

(i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid (in this definition, the "Prior Bid");

(ii) satisfies all the provisions of the definition of a Permitted Bid, other than the requirement set out in Clause (ii)(A) of the definition of Permitted Bid; and

(iii) contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that:

(A) no Voting Shares shall be taken up or paid for pursuant to such Take-over Bid (1) prior to the Close of Business on a date that is not earlier than the later of the last day on which the Take-over Bid must be open for acceptance after the date of such Take-over Bid under applicable Canadian provincial securities legislation and the earliest date on which Voting Shares may be taken up or paid for under any Prior Bid in existence at the date of such Take-over Bid, and (2) then only if, at the time that such Voting Shares are first taken up or paid for, more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to such Take-over Bid and not withdrawn; and

(B) in the event that the requirement set forth in Subclause (iii)(A)(1) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 days from the date of such public announcement,

provided always that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Shares made pursuant to such Competing Permitted Bid, including any acquisitions of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition.

"controlled" a body corporate is "controlled" by another Person if:

(i) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person; and

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

"Convertible Securities" shall mean, at any time, any securities issued by the Company (including rights, warrants and options but other than the Rights) carrying any purchase, exercise, conversion or exchange right, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency).

"Convertible Security Acquisition" shall mean the acquisition of Voting Shares upon the exercise of Convertible Securities acquired by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

"Co-Rights Agent" shall have the meaning ascribed thereto in Subsection 4.1(a).

"Election to Exercise" shall have the meaning attributed thereto in Subsection 2.2(d).

"Exempt Acquisition" shall mean an acquisition of Voting Shares or Convertible Securities (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the

provisions of Section 5.2 hereof, or (ii) pursuant to a distribution of Voting Shares or Convertible Securities (and the conversion or exchange of such Convertible Securities) made by the Company pursuant to a prospectus or private placement provided that the Person does not acquire a greater percentage of the securities offered in the distribution than the percentage of Voting Shares Beneficially Owned by that Person immediately prior to the distribution, or (iii) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval.

"Exercise Price" shall mean, as of any date from and after the Separation Time, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, subject to adjustment in accordance with the terms hereof, shall be an amount equal to four times the Market Price per Common Share determined as at the Separation Time.

"Expansion Factor" shall have the meaning ascribed thereto in Clause 2.3(b)(iv)(1).

"Expiration Time " shall mean the earliest of: (i) the Termination Time, (ii) the close of business on the date that this Agreement is terminated in accordance with Section 5.21, and (iii) the close of business on the tenth anniversary of the date of this Agreement if this Agreement has been reconfirmed in accordance with Section 5.21.

"Flip-in Event" shall mean a transaction in which any Person becomes an Acquiring Person.

"Independent Shareholders" shall mean holders of Voting Shares other than (i) any Acquiring Person, (ii) any Offeror, (iii) any Affiliate or Associate of any Acquiring Person or Offeror, (iv) any Person acting jointly or in concert with any Acquiring Person or Offeror and (v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Company or a wholly-owned Subsidiary of the Company, unless the beneficiaries of such plan or trust direct the manner in which such Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid.

"Market Price" per security of any securities on any date of determination shall mean the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Day not to be fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day). The closing price per security of any securities on any date shall be:

(i) closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal stock exchange in Canada on which such securities are listed or admitted to trading,

(ii) if for any reason none of such prices described in (i) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, if such price is not available, the average of the closing bid and asked prices, for each such security on such date as reported by such other securities exchange on which such securities are listed or admitted to trading, or

(iii) if for any reason none of such prices described in (ii) above is available for such day or the securities are not listed or admitted to trading on a Canadian stock exchange or other

securities exchange, the last sale price, or if no sale takes place, the average of the high bid and low asked prices for each such security on such date in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors), or

(iv) if for any such date none of such prices described in (iii) above is available or the securities are not listed or admitted to trading on a Canadian stock exchange or any other securities exchange or not quoted by any such reporting system, the average of the closing bid and asked prices for such date as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if on any such date none of such prices is available, the closing price per security of such securities on such date shall mean the fair value per security of such securities on such date as determined in good faith by a nationally or internationally recognized firm of investment dealers or investment bankers selected by the Board of Directors. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

"Nominee" shall have the meaning ascribed thereto in Subsection 2.2(c).

"Offer to Acquire" shall include:

(i) an offer to purchase or a solicitation of an offer to sell, Voting Shares, and

(ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

"Offeror" shall mean a Person who has announced an intention to make or who has made a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an Offer to Acquire Common Shares or other securities made by a Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan referred to in Clause (B) of the definition of "Beneficial Owner" pursuant to a distribution by the Company or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) in the circumstances contemplated in said Clause (B), but only so long as the Takeover Bid so announced or made has not been withdrawn or terminated or has not expired).

"Offeror's Securities" shall mean the aggregate of the Voting Shares Beneficially Owned on the date of an Offer to Acquire by an Offeror.

"Permitted Bid" shall mean a Take-over Bid which is made by an Offeror by means of a takeover bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of Voting Shares, other than the Offeror; and

(ii) the Take-over Bid shall contain, and the take-up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified conditions that:

(A) no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid (1) prior to the Close of Business on a date which is not earlier than 60 days

following the date the take-over bid circular is sent to shareholders of the Company and (2) then only if, at the Close of Business on the date Voting Shares are first taken up or paid for under the Take-over Bid, more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(B) Voting Shares may be deposited pursuant to such Take-over Bid, unless such Take-over Bid is withdrawn, at any time prior to the Close of Business on the date Voting Shares are first taken up or paid for under the Take-over Bid;

(C) any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(D) in the event that the requirement set forth in Subclause (ii)(A)(2) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tender of Voting Shares for not less than 10 days from the date of such public announcement;

provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition;

"Permitted Bid Acquisition" shall mean an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

"Permitted Lock-Up Agreement" means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Company) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith, and in any event not later than the date of such agreement), pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities (or both) to a Take-over Bid (the "Lock-up Bid") made or to be made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in Clause (iii) of the definition of Beneficial Owner; provided that:

(i) the agreement:

(A) permits the Locked-up Person to withdraw the Voting Shares or Convertible Securities (or both) from the Lock-up Bid in order to tender or deposit such securities to another Take-over Bid or to support another transaction that provides for a consideration for each Voting Share or Convertible Security (or both) that is higher than the consideration contained in or proposed to be contained in the Lock-up Bid; or

(B) (1) permits the Locked-up Person to withdraw the Voting Shares or Convertible Securities from the agreement in order to tender or deposit the Voting Shares or Convertible Securities to another Take-over Bid, or to support another transaction that provides for a consideration for each Voting Share or Convertible Security that exceeds by as much as or more than a specified amount (the "Specified Amount") the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in, and is made for at least the

same number of Voting Shares or Convertible Securities as, the Lock-up Bid; and

(2) does not by its terms provide for a Specified Amount that is greater than 7% over the consideration for each Voting Share or Convertible Security contained in or proposed to be contained in the Lock-up Bid;

and, for greater clarity, the agreement may contain a right of first refusal or permit a period of delay to give such Person an opportunity to at least match a higher consideration in another Take-over Bid and may provide for any other similar limitation on a Locked-up Person's right to withdraw Voting Shares or Convertible Securities (or both) from the agreement, as long as the Locked-Up Person can accept another bid or tender to another transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A) the cash equivalent of 2½% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

(B) 50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid,

shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities (or both) to the Lock-up Bid, withdraws Voting Shares or Convertible Securities (or both) previously tendered thereto or supports another transaction.

"Person" shall include any individual, firm, partnership, syndicate, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, Company or other incorporated or unincorporated organization.

"Pro Rata Acquisition" shall mean an acquisition by a Person of Voting Shares or Convertible Securities (i) as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class or series of the Company, or (ii) pursuant to a regular dividend reinvestment or other plan of the Company made available by the Company to the holders of Voting Shares where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares be applied to the purchase from the Company of further securities of the Company, or (iii) pursuant to the receipt and/or exercise of rights (other than the Rights) issued by the Company to all of the holders of a series or class of Voting Shares on a pro rata basis to subscribe for or purchase Voting Shares or Convertible Securities, provided that the Person does not acquire a greater percentage of the securities issuable on exercise of such rights than the percentage of Voting Shares Beneficially Owned by that Person immediately prior to the commencement of the offering of rights and that such rights are acquired directly from the Company and not from any other Person.

"Record Time" shall mean the Close of Business on the date of this Agreement.

"Redemption Price" shall have the meaning attributed thereto in Section 5.1.

"Rights" shall mean the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein.

"Rights Certificate" shall mean the certificates representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Exhibit A or such other form as the Company and the Rights Agent may agree.

"Rights Register" shall have the meaning ascribed thereto in Subsection 2.6(a).

"Securities Act" shall mean the *Securities Act* (Albera), as it may be amended from time to time, and the regulations made thereunder and any comparable or successor laws or regulations thereto.

"Separation Time" shall mean the Close of Business on the tenth Business Day after the earliest of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Company or any Subsidiary of the Company) to commence, a take-over Bid (other than a Permitted Bid or Competing Permitted Bid); and

(iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or, in the case of clauses (ii) and (iii) of this definition, such later date as may be determined by the Board of Directors in good faith; provided that if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this provision, never to have been made.

"Significant Interest" a Person has a Significant Interest in the Voting Shares where that Person Beneficially Owns 20% or more of the outstanding Voting Shares.

"Stock Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 176 of the Securities Act) by the Company or an Acquiring Person of facts indicating that an Acquiring Person has become such.

"Subsidiary": a body corporate is a Subsidiary of another body corporate if:

(i) it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other; or

(ii) it is a Subsidiary of a body corporate that is that other's Subsidiary.

"Take-over Bid" means an Offer to Acquire Voting Shares or Convertible Securities (or both), where the Voting Shares subject to the Offer to Acquire together with the Voting Shares which the securities subject to the Offer to Acquire are convertible into, exchangeable for or otherwise entitled to acquire and the Offeror's Securities, constitute a Significant Interest in the outstanding Voting Shares at the date of the Offer to Acquire.

"Termination Time" shall mean the time at which the right to exercise Rights shall terminate pursuant to Subsection 5.1(d) hereof.

"Trading Day" when used with respect to any securities, shall mean a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the

transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day.

"U.S. – Canadian Exchange Rate" shall mean, on any date:

(i) if, on such date, the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; or

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith.

"Voting Share Reduction" means an acquisition or a redemption by the Company of Voting Shares.

"Voting Shares" shall mean collectively the Common Shares of the Company and any other shares in the capital stock or voting interests of the Company entitled to vote generally in the election of directors.

1.2 Percentage of Voting Shares Beneficially Owned

For the purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product determined by the formula:

$$\frac{100 \times A}{B}$$

where

A = the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purposes of both A and B above, but no other unissued Voting Shares shall, for the purposes of such calculation, be deemed to be outstanding.

1.3 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.4 Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.5 Descriptive Headings and References

Descriptive headings and the Table of Contents appear herein for convenience of reference only and shall not affect the meaning or construction of any of the provisions hereof. All references to Articles, Sections, Subsections, Clauses and Exhibits are to the articles, sections, subsections, clauses and exhibits forming part of this Agreement. The words "hereto", "herein", "hereof", "hereunder", "this Agreement" and similar

expressions refer to this Agreement including the Exhibits, as the same may be amended, modified or supplemented from time to time.

1.6 Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every other Person who is a party to any agreement, commitment or understanding (whether formal or informal and whether or not in writing) with the first mentioned Person to acquire or offer to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business).

1.7 Holder

As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares).

ARTICLE 2
THE RIGHTS

2.1 Evidence of Holdings of Rights

(a) Common Share certificates issued prior to the Close of Business on the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them a legend, substantially in the following form:

"Until the Separation Time (as such term is defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Shareholder Rights Plan Agreement dated as of December 16, 2005, as amended from time to time (the "Rights Agreement"), between BioMS Medical Corp. (the "Company") and Pacific Corporate Trust Company, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive office of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement or a transferee thereof), or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Company will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge promptly after the receipt of a written request therefor."

Certificates representing Common Shares that are issued and outstanding shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

(b) Registered holders of Common Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and the Expiration Time shall be entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Company's securities register for common shares.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price, one Common Share (which Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b) Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised, and (ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c) From and after the Separation Time and prior to the Expiration Time, the Rights may be exercised and the registration and transfer of the Rights shall be separate from and independent of Common Shares. Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose),

(i) a Rights Certificate, in substantially the form set out in Exhibit "A" hereto, appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation or judicial or administrative order made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to standard usage, and

(ii) a disclosure statement prepared by the Company describing the Rights;

provided that a Nominee shall be sent the materials provided for in Clauses (i) and (ii) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in the City of Vancouver, Canada or at any other office of the Rights Agent in the cities designated (with the approval of the Rights Agent) from time to time for that purpose by the Company:

(i) the Rights Certificate evidencing such Rights with an Election to Exercise (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the holder or his executors or administrators or other personal representatives or his legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii) payment by certified cheque or money order payable to the Rights Agent of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum

sufficient to cover any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, with a completed Election to Exercise appropriately completed and duly executed which does not indicate that such Right is null and void as provided by Subsection 3.1(b), accompanied by payment as set forth in Clause 2.2(d)(ii), the Rights Agent (unless otherwise instructed in writing by the Company if the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) register the number of Common Shares to be purchased in the securities register of the Company in such name or names as may be designated by such holder of a Rights Certificate or, upon written request of such holder, requisition from the transfer agent of the Company certificates for the number of Common Shares to be purchased (the Company hereby irrevocably agreeing to authorize its transfer agent to comply with all such requisitions),

(ii) after receipt of any certificates referred to in Clause 2.2(e)(i), deliver such certificates to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder,

(iii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares,

(iv) after receipt, deliver such cash referred to in Clause 2.2(e)(iii) to or to the order of the registered holder of the Rights Certificate, and

(v) tender to the Company all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Company covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for or registration in the Company's securities register of such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights.

(iii) take all such action as may be necessary and within its power to comply with any applicable requirements of the ABCA, the Securities Act and the securities statute or comparable legislation of each of the other provinces and territories of Canada, and other applicable securities laws in other applicable jurisdictions and the rules and regulations thereunder, and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iv) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed upon issuance on the Toronto Stock Exchange and each other stock exchange on which the Common Shares are then listed or admitted to trading at that time;

(v) pay when due and payable any and all Canadian or foreign federal, provincial, state or other transfer taxes (not in the nature of income or withholding taxes) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares or registration of the Common Shares in the securities register of the Company; provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares or registration of the Common Shares in the securities register of the Company in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits to be afforded by the Rights.

2.3 Adjustments to Exercise Price; Number of Rights

(a) The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Article 3.

(b) In the event the Company shall at any time after the Separation Time and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares of the Company payable in Common Shares (or securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any optional stock dividend program;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of, or in exchange for existing Common Shares;

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted as follows:

(1) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof (assuming the exercise of all such exchange, conversion or acquisition rights, if any); and

(2) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share will have exactly one Right associated with it.

(c) If the Company shall, at any time after the Record Time and prior to the Separation Time, issue any Common Shares otherwise than in a transaction referred to in Subsection 2.3(b), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

(d) If, after the Separation Time and prior to the Expiration Time, the Company shall issue any shares of capital stock other than Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire shares of any such capital stock) in a transaction of a type described in Clause 2.3(b)(i) or (iv), the shares of such capital stock shall be treated herein as nearly equivalent to Common Shares to the extent practicable and appropriate under the circumstances and the shares purchasable upon exercise of Rights shall be adjusted as necessary such that the shares purchasable upon exercise of each Right after such adjustment will be the shares that a holder of the shares purchasable upon exercise of one Right immediately prior to such issuance would hold thereafter as a result of such issuance. Notwithstanding Section 5.5, the Company and the Rights Agent are authorized and agree to amend this Agreement in order to give effect to the foregoing.

(e) If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1 hereof.

(f) Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent in such Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments made pursuant to this Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share, as the case may be.

(g) If as a result of an adjustment made pursuant to this Section 2.3, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(h) All Rights issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(i) Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

(j) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(k) Notwithstanding anything in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable in order that any (i) subdivision or consolidation of the Common Shares, (ii) issuance (wholly or in part for cash) of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares, (iii) stock dividends or (iv) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Company to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders.

(l) The Company covenants and agrees that, after the Separation Time, it will not, except as permitted by the provisions hereof, take (or permit any Subsidiary of the Company to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(m) Whenever an adjustment to the Exercise Price or the securities purchasable upon exercise of the Rights is made pursuant to this Section 2.3, the Company shall promptly:

  (i) file with the Rights Agent and with the transfer agent for the Common Shares (if different than the Rights Agent) a certificate specifying the particulars of such adjustment, and

  (ii) cause notice of the particulars of such adjustment to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(e) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Company are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer, under its corporate seal reproduced thereon. The signature of

any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals holding the above offices of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature and a statement describing the Rights, and the Rights Agent shall countersign (manually or by facsimile signature in a manner reasonably satisfactory to the Company) and deliver such Rights Certificates and statement to the holders of the Rights pursuant to Subsection 2.2(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) The Company will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(d), the Company will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing and shall be guaranteed by a chartered bank or an eligible guarantor institution with a membership in an approved Medallion Guarantee Program. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such surety bond as may be required by each of them to save each of them and any of their agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, such Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy, subject to applicable law and its ordinary business practices, all cancelled Rights Certificates and, upon request, deliver a certificate of destruction to the Company.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting such Rights, consents and agrees with the Company and the Rights Agent and with every other holder of Rights that:

(a) such holder shall be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d) prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e) such holder is not entitled to receive any fractional Rights or fractional Common Shares upon the exercise of Rights;

(f) that without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF A FLIP-IN EVENT

3.1 Flip-in Event

(a) Subject to Section 5.2, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective from and after the Close of Business on the tenth Business Day following the Stock Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Company having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

   (i) an Acquiring Person, or any Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or with any Associate or Affiliate of an Acquiring Person; or

(ii) a transferee or other successor in title, direct or indirect, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) in a transfer of Rights, whether or not for consideration, that the Board of Directors has determined is part of a plan, understanding or scheme of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding the provisions of this Subsection 3.1(b),

shall become null and void without any further action and any holder of such Rights (including transferees or other successors in title) shall thereafter have no right to exercise or transfer such Rights under any provision of this Agreement and shall have no other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Subsection 3.1(b) and such rights shall be null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or Clause 3.1(b)(ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> "The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person, or an Affiliate or an Associate of an Acquiring Person, or a Person acting jointly or in concert with any of them (as such terms are defined in the Rights Agreement). This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in Subsection 3.1(b) of the Rights Agreement."

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Company or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. This issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(c) shall be of no effect on the provisions of Subsection 3.1(b).

ARTICLE 4
THE RIGHTS AGENT

4.1 General

(a) The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint one or more co-rights agents (each a "Co-Rights Agent") as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine with the approval of the Rights Agent and the Co-Rights Agents. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the

Rights Agent and its directors, officers, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, suit, damage or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.

4.2 <u>Merger or Consolidation or Change of Name of Rights Agent</u>

(a) Any Company into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any Company resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any Company succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Company would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 <u>Duties of Rights Agent</u>

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Company's expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of such expert or advisor;

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or refraining from taking any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by any person believed by the Rights Agent to be the Chief Executive Officer, Chief Financial Officer or Corporate Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) The Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful misconduct. Notwithstanding the aforementioned or any other provision of this agreement, under no circumstances whatsoever shall the Rights Agent be liable for special, indirect, incidental or consequential loss or damage of any kind whatsoever (including, but not limited to, lost profits) event if the Rights Agent has been advised of the possibility of such loss or damage ;

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b)) or any adjustment required under the provisions of Section 2.3 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 here of describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chief

Executive Officer of the Company, and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or not taken by it in good faith in accordance with instructions of any such Person;

(h) The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become particularly interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in good faith in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to the transfer agent of Common Shares (if different than the Rights Agent) by registered or certified mail, and to the holders of the Rights in accordance with Section 5.10, all of which shall be at the expense of the Company. The Company may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to the transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.10. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent (at the Company's expense) or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Company), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receipt of any and all outstanding amounts owing pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1 Redemption of Rights

(a) Until the occurrence of a Flip-in Event, as to which the application of Section 3.1 has not been waived pursuant to Section 5.2, the Board of Directors:

(A) may, at any time prior to the Separation Time, with the prior consent of the holders of Voting Shares given in accordance with Subsection 5.5(e), or

(B) may, at any time after the Separation Time, with the prior consent of the holders of Rights given in accordance with Subsection 5.5(f),

elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3, if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b) If a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid or pursuant to an Exempt Acquisition occurring under Subsection 5.2(b) hereof, outstanding Voting Shares, the Board of Directors of the Company shall, immediately upon such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

(c) Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.

(d) If the Board of Directors elects to or is deemed to have elected to redeem the Rights (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) subject to Subsection 5.1(f), no further Rights shall thereafter be issued.

(e) Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the share register maintained by the Company's transfer agent or transfer agents. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(f) Upon the Rights being redeemed pursuant to Subsection 5.1(c), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred.

5.2 Waiver of Flip-In Events

(a) With the prior consent of the holders of Voting Shares obtained in accordance with Subsection 5.5(b), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of Voting Shares or otherwise than in the circumstances set forth in Subsection 5.2(c), waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent. In such event, the Board of Directors shall extend the Separation Time to a date at least 10 Business Days subsequent to the meeting of shareholders called to approve such waiver.

(b) The Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur as a result of a Take-over Bid made by way of a take-over bid circular sent to all holders of Voting Shares, waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent; provided, however, that if the Board of Directors waives the application of Section 3.1 to such a Flip-in Event, the Board of Directors shall be deemed to have

waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.2(b).

(c) The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.2(c) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

5.3 Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1 hereof.

5.4 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.5 Supplements and Amendments

(a) The Company may from time to time prior to or after the Separation Time supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to correct any clerical or typographical error or to maintain the validity and effectiveness of this Agreement as a result of any change in applicable laws, rules or regulatory requirements. The Company may, prior to the date of the shareholders meeting referred to in Section 5.21, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 or to this agreement which may affect the duties, responsibilities, rights or liabilities of the Rights Agent except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to Subsection 5.5(a), the Company may, with the prior consent of the holders of Rights or Voting Shares, obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interest of the holders of Rights generally), in order to effect any amendments, variations or rescissions of any of the provisions of this Agreement which the Board of Directors, acting in good faith, considers necessary or desirable.

(c) Subject to Subsection 5.5(a), the Company may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time,

amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interest of the holders of Rights generally).

(d) Any amendments made by the Company to this Agreement pursuant to Subsection 5.5(a) which are required to maintain the validity and effectiveness of this Agreement as a result of any change in any applicable laws, rules or regulatory requirements shall:

(i) if made before the Separation Time, be submitted to the holders of Voting Shares at the next meeting of holders of Voting Shares and the holders of Voting Shares may, voting as set forth below, confirm or reject such amendment; and

(ii) if made after the Separation Time, be submitted to the holders of Rights (voting as set forth below) for confirmation or rejection.

Any such amendment shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it shall continue in effect in the form so confirmed. If such amendment is rejected by the holders of Voting Shares or the holders of Rights or is not submitted to the holders of Voting Shares or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or if such a meeting of the holders of Rights is not called within 90 days, at the end of such period, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the holders of Voting Shares or holders of Rights as the case may be.

(e) Any approval of the holders of Voting Shares required under this Agreement shall be deemed to have been given if the action requiring such approval is approved by (i) affirmative votes of the holders of Voting Shares present or represented in person or by proxy and entitled to vote at a meeting of such holders duly held in accordance with applicable laws and the by-laws of the Company and representing a majority of the votes cast in respect thereof or (ii) a written instrument signed by holders of over 50% of the outstanding Voting Shares that are held by Independent Shareholders.

(f) Any approval of the holders of Rights required under this Agreement shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's by-laws, the ABCA and any other applicable law, rule or regulation with respect to meetings of shareholders of the Company.

(g) The Company will give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to this Section 5.5 within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, will not affect the validity of any such supplement, amendment, deletion, variation or rescission.

5.6 <u>Fractional Rights and Fractional Shares</u>

(a) The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. Subject to Section 5.3, after the Separation Time there shall be

paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Value of a whole Right in lieu of such fractional Rights. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Company shall have provided the Rights Agent with the necessary finds to pay in full all amounts payable in accordance with this subsection 5.6(a).

(b) Share certificates for Common Shares shall only be issued upon written request to the Company and the Company shall not be required in any circumstances to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Value of one Common Share. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Company shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with this subsection 5.6(b).

5.7 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.8 Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.9 hereof), or to receive dividends or subscription rights or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.9 Notice of Proposed Actions

If after the Separation Time and prior to the Expiration Time:

(i) there shall occur an adjustment in the rights attaching to the Rights pursuant to Section 3.1 as a result of the occurrence of a Flip-in Event, or

(ii) the Company proposes to effect the liquidation, dissolution or winding up of the Company or the sale of all or substantially all of the Company's assets,

then, in each such case, the Company shall give to each holder of a Right, in accordance with Section 5.10, a notice of such event or proposed action, which shall specify the date on which such change to the Rights, liquidation, dissolution or winding up occurred or is to take place, and such notice shall be so given within 10 Business Days after the occurrence of a change to the Rights and not less than 20 Business Days prior to the date of taking such proposed action by the Company.

5.10 Notices

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid or sent by fax (as well as by first-class mail, postage prepaid), addressed (until another address is filed in writing with the Rights Agent) as follows:

BioMS Medical Corp.
6030 – 88th Street
Edmonton, AB T6E 6G4

Attention: Chief Executive Officer
Fax No.: (780) 408-3040

Any notice or demand authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid or sent by fax, addressed (until another address is filed in writing with the Company) as follows:

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, BC V6C 3B8

Attention: General Manager, Client Services
Fax No.: (604) 689-8144

Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the Rights Register (as defined in Subsection 2.6(a)) or, prior to the Separation Time, on the registry books of the Company for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

5.11 Costs of Enforcement

The Company agrees that if the Company fails to fulfil any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) reasonably incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.12 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

5.13 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.14 Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.15 Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.16 Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith pursuant to this Agreement, shall not subject the Board of Directors to any liability to the holders of the Rights.

5.17 Rights of Board, Company and Offeror

Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the Shareholders of the Company) with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.18 Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement, or any amendment or supplement to this Agreement, shall be subject to receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction including, while any securities of the Company are listed and admitted to trading thereon, the Toronto Stock Exchange.

5.19 Declaration as to Non-Canadian Holders

If, in the opinion of the Board of Directors (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance by the Company or the Rights Agent with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities

for such purposes. If it would be necessary in any jurisdiction other than Canada to register any of the Rights or securities issuable on exercise of Rights prior to such issue or delivery, the Company will use its best efforts to establish procedures whereby shareholders entitled to such Rights, or holders of Rights entitled to securities upon the exercise of Rights, will have the ability to trade or exercise such Rights, or be issued such securities, without the need to register those securities in the jurisdiction in which they reside, through the establishment of a trustee to hold and sell such securities in Canada, or such other mechanism as the Board of Directors believes is appropriate.

5.20 Effective Date

This Agreement is effective and in full force and effect in accordance with its terms from and after the date hereof.

5.21 Reconfirmation

This Agreement must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by holders of Voting Shares who vote in respect of the matter at a meeting held on or prior to June 14, 2006 and at every third annual meeting of the Company thereafter. If the Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1 hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.21.

5.22 Time of the Essence

Time shall be of the essence in this Agreement.

5.23 Compliance with Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals' personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.

5.24 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BioMS Medical Corp.

Per: *"Signed"* ____________________

Per: *"Signed"* ____________________

PACIFIC CORPORATE TRUST COMPANY

Per: _"Signed"_

Per: _"Signed"_

EXHIBIT A

(Form of Rights Certificate)

Certificate No. Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE COMPANY, ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR TRANSFEREES OF ANY OF THE FOREGOING WILL BECOME NULL AND VOID WITHOUT FURTHER ACTION.

Rights Certificate

This certifies that _______________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of December 16, 2005 (the "Rights Agreement") between BioMS Medical Corp., a company continued under the laws of the Province of Alberta (the "Company") and Pacific Corporate Trust Company, a trust company incorporated under the laws of British Columbia, as Rights Agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Company at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid Class "A" common share of the Company (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its office in the City of Vancouver or at any other office of the Rights Agent in the cities designated (with the approval of the Rights Agent) from time to time for that purpose by the Company. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be an amount equal to four times the Market Price Per Common Shares (as such term is defined in the Rights Agreement) determined as at the Separation Time.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase more or less than one Common Share, all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights. Copies of the Rights Agreement are on file at the head office of the Company and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Righ ts evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be, and under certain circumstances are required to be, redeemed by the Company at a redemption price of $0.001 (Canadian) per Right, subject to adjustment in certain events.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof, a cash payment will be made, as provided in the Rights Agreement. No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meeting or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officer of the Company and its corporate seal.

BIOMS MEDICAL CORP

Per: ______________________________
Authorized Signatory

Per: ______________________________
Authorized Signatory

PACIFIC CORPORATE TRUST COMPANY

Per: ______________________________
Authorized Signatory

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO: ____

The undersigned hereby irrevocably elects to exercise whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that such shares be registered in the name of:

Name ____

Address ____

Social Insurance, Social Security or Other Taxpayer Identification Number ____________________

DATED: ________________________________

Signature (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever) Signature Guaranteed

Signature must be guaranteed by a Canadian chartered bank or an eligible guarantor institution with membership in an approved Medallion Guarantee Program.

....

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all as defined in the Rights Agreement).

Signature ____

....

NOTICE

In the event the certification set forth above is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable.

(To be executed by the registered holder if such holder desires to transfer the Rights evidenced by this Certificate.)

FORM OF ASSIGNMENT

FOR VALUE RECEIVED ______________________hereby sells, assigns and transfers unto

____

(please print name and address of transferee)

the Rights evidenced by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint attorney, to transfer the within Rights on the books of the within-named Company, with full power of substitution.

DATED: ________________________________

Signature (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever) Signature Guaranteed

Signature must be guaranteed by a Canadian chartered bank or an eligible guarantor institution with membership in an approved Medallion Guarantee Program.

....

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

Signature ________________________________

....

NOTICE

In the event the certification set forth above is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable.

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BioMS Medical Corp.

(A Development Stage Corporation)

Interim Consolidated Financial Statements
(Unaudited)
March 31, 2006

BioMS Medical Corp.

(A Development Stage Corporation)
Interim Consolidated Balance Sheet
(Unaudited)
As at March 31, 2006

	March 31, 2006 $ (Unaudited)	December 31, 2005 $
Assets		
Current assets		
Cash and cash equivalents	26,304,610	34,526,582
Short-term investments	5,662,146	3,509,061
Accounts receivable	203,482	191,233
Prepaid expenses	526,799	2,452,509
	32,697,037	40,679,385
Licensing costs	9,957,934	10,325,869
Property and equipment	366,147	353,907
	43,021,118	51,359,161
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	2,925,231	3,451,080
Commitments (note 6)		
Shareholders' Equity		
Share capital (note 3)	96,597,941	96,688,272
Contributed surplus (note 3)	2,280,782	1,326,154
Deficit	(58,782,836)	(50,106,345)
	40,095,887	47,908,081
	43,021,118	51,359,161

See accompanying notes to the financial statements.

BioMS Medical Corp.

(A Development Stage Corporation)
Interim Consolidated Statement of Deficit
(Unaudited)

	Cumulative from inception to March 31,		Three-month period ended March 31,
	2006 $	2006 $	2005 $
Balance – Beginning of period	-	50,106,345	33,596,161
Net loss for the period	57,764,108	8,622,497	2,414,636
Excess of repurchase price of common shares over stated capital (note 3)	1,018,728	53,994	22,922
Balance – End of period	58,782,836	58,782,836	36,033,719

See accompanying notes to the financial statements.

BioMS Medical Corp.

(A Development Stage Corporation)
Interim Consolidated Statement of Operations
(Unaudited)

	Cumulative from inception to March 31,	Three-month period ended March 31,	
	2006	2006	2005
	$	$	$
Expenses			
Research and development	37,181,081	6,543,779	1,050,614
General and administrative	14,217,585	1,093,203	978,555
Amortization of licensing costs	7,707,352	367,935	367,935
Stock- based compensation (note 3)	2,280,780	954,626	95,023
Amortization of property and equipment	172,327	26,924	14,133
	61,559,125	8,986,467	2,506,260
Less: Investment income	3,795,017	363,970	91,624
Net loss for the period	57,764,108	8,622,497	2,414,636
Basic and diluted loss per share (note 4)		0.14	0.05

See accompanying notes to the financial statements.

BioMS Medical Corp.

(A Development Stage Corporation)
Interim Consolidated Statement of Cash Flows
(Unaudited)

	Cumulative from inception to March 31,	Three-month period ended March 31,	
	2006 $	2006 $	2005 $
Cash provided by (used in)			
Operating activities			
Net loss for the period	(57,764,108)	(8,622,497)	(2,414,636)
Items not affecting cash			
Stock-based compensation	2,280,780	954,626	95,023
Amortization of licensing costs	7,707,352	367,935	367,935
Amortization of property and equipment	172,327	26,924	14,133
	(47,603,649)	(7,273,012)	(1,937,545)
Net change in non-cash working capital items (note 5)	2,180,795	1,387,612	(651,215)
	(45,422,854)	(5,885,400)	(2,588,760)
Investing activities			
Investment funds advanced	-	-	(10,943)
Purchase of property and equipment	(538,474)	(39,162)	(5,105)
Licensing costs	(6,467,434)	-	-
Purchase of short-term investments	(5,662,146)	(2,153,085)	(10,268,784)
	(12,668,054)	(2,192,247)	(10,284,832)
Financing activities			
Repurchase of share capital	(2,057,808)	(144,325)	(35,580)
Share issue costs	(5,497,466)	-	(3,310,205)
Net proceeds from issuance of share capital	91,950,792	-	41,618,500
	84,395,518	(144,325)	38,272,715
Increase (decrease) in cash and cash equivalents	26,304,610	(8,221,972)	25,399,123
Cash and cash equivalents – Beginning of period	-	34,526,582	12,385,258
Cash and cash equivalents – End of period	26,304,610	26,304,610	37,784,381
Cash and cash equivalents consists of			
Bank and trust accounts	1,047,595	1,047,595	(133,463)
Interest bearing deposits and securities	25,257,015	25,257,015	37,917,844
	26,304,610	26,304,610	37,784,381

See accompanying notes to the financial statements.

1 Nature of business

BioMS Medical Corp. (the "Corporation") is incorporated in Alberta under the Alberta Business Corporations Act and is a development stage corporation. The Corporation develops new pharmaceutical technologies through pre-clinical and clinical trial stages, with the primary focus on the development of its drug MBP 8298 for Multiple Sclerosis.

2 Basis of presentation

These interim consolidated financial statements include the accounts of the Corporation, its wholly owned subsidiaries, BioMS Technology Corp. and BioMS Technology International Ltd. and a variable interest entity ("VIE") for which the Corporation is the primary beneficiary, BioCyDex Inc. The Corporation has a 49% interest in BioCyDex Inc. All inter-company balances and transactions have been eliminated.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim consolidated financial statements and do not include all of the disclosures found in the Corporation's annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2005. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Corporation's year-end audited consolidated financial statements of December 31, 2005.

3 Share capital

Authorized

Unlimited number of Classes A and B voting, common shares
Unlimited number of Classes C and D non-voting, common shares
Unlimited number of Classes E, F, G, H and I non-voting, redeemable, retractable, preferred shares

Issued

	Common shares issued and outstanding		Contributed surplus
	Class A common shares #	$	$
Balance – December 31, 2005	62,938,166	96,688,272	1,326,154
Repurchase pursuant to normal course issuer bid	(58,800)	(90,331)	-
Contributed surplus	-	-	954,628
Balance – March 31, 2006	62,879,366	96,597,941	2,280,782

Normal course issuer bid

On August 15, 2005, the Corporation received approval for a normal course issuer bid allowing the Corporation to repurchase up to 1,000,000 Class A common shares during the period of August 15, 2005 to August 14, 2006 at the market price at the time of repurchase. The Corporation has acquired 230,600 of its common shares at an average price of $2.61 per share, including 58,800 shares acquired in the period ending March 31, 2006, at an average price of $2.45 per share. All common shares acquired by the Corporation pursuant to the normal course issuer bid were cancelled by BioMS Medical Corp. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

Incentive stock option plan

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the Corporation. At March 31, 2006, 8,000,000 Class A common shares were reserved for stock options, of which 6,334,500 had been granted under this plan. The remaining 1,665,500 stock options are available for grant in the future under the plan. At March 31, 2006, the outstanding stock options also include 1,112,000 options which were issued prior to the establishment of the stock option plan. Transactions during the period ended March 31, 2006 were as follows:

	Number of options #	Weighted average exercise price $
Balance – December 31, 2005	5,284,500	3.34
Granted	1,050,000	2.35
Exercised	-	-
Balance - March 31, 2006	6,334,500	3.17

On January 24, 2006, the Corporation granted options to acquire 1,050,000 Class A common shares of the Corporation to certain employees, officers and directors of the Corporation. The options vested immediately, are exercisable at $2.35 per share and expire January 23, 2016.

	Options outstanding			Options exercisable	
Range of exercise prices $	Number of options #	Weighted average exercise price $	Weighted average remaining contractual life (years)	Number of options #	Weighted average exercise price $
2.35	1,050,000	2.35	9.8	1,050,000	2.35
2.50 to 2.97	1,372,000	2.60	6.3	1,372,000	2.60
3.08 to 3.50	2,507,500	3.35	8.4	2,494,300	3.32
3.65	60,000	3.65	7.0	60,000	3.65
4.00 to 4.14	1,315,000	4.00	6.5	1,315,000	4.00
5.75	30,000	5.75	0.6	30,000	5.75
	6,334,500	3.17	7.7	6,321,300	3.16

3,730,000 options are issued to directors, some of whom are officers, and 2,604,500 options are issued to employees and consultants.

Stock-based compensation expense

The Corporation follows the fair value method of accounting for stock options which resulted in compensation expense of $954,626 for the three months ended March 31, 2006 (2005 – $95,023). The following weighted average assumptions were used in the Black-Scholes option pricing model for valuation of the 1,050,000 stock options granted during the period.

Risk free interest rate	3.92%
Dividend yield	0.00%
Expected life of the option	5 years
Volatility	31.35%

Warrants

As at March 31, 2006, the Corporation had 12,420,000 warrants outstanding. Of the issued warrants, 11,787,500 entitle the holder to purchase one Class A common share on or before March 23, 2009 at an exercise price of $5.00 per share and 632,500 of the warrants entitle the holder to purchase one Class A common share on or before March 23, 2007 at an exercise price of $3.98 per share.

4 Loss per share

Loss per share has been calculated on the weighted average number of common shares outstanding for the period 62,897,085 (March 31, 2005 – 52,847,263).

The effect of potentially exercisable options and warrants was anti-dilutive at March 31, 2006 and March 31, 2005 and therefore is not presented.

5 Net change in non-cash working capital items

	March 31, 2006 $	March 31, 2005 $
Accounts receivable	(12,249)	14,815
Prepaid expenses	1,925,710	(141,155)
Accounts payable	(525,849)	(524,875)
	1,387,612	(651,215)

6 Commitments

The Corporation has entered into a licensing agreement to cover patent claims related to Medical Technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

The Corporation has entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hematopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives and royalties on an escalating scale based on net sales of the licensed product.

During the quarter ended March 31, 2006, the Corporation entered into agreements with certain contractors and employees. These agreements commit the Corporation to make a bonus payment to the contractors and employees when a licensing agreement is entered into, for any indication, between the Corporation and a third party in respect of the development of MBP8298 technology, including pre-clinical and clinical studies, manufacturing, regulatory applications and/or marketing. The total payment is equivalent to a portion of the upfront milestone payment received by the Corporation with a minimum payment of $6.1 million and a maximum payment of $8.3 million. The payment may be made in cash, stock or other equivalent compensation at the discretion of the Board of Directors.

7 Financial instruments

Financial instruments of the Corporation consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. As at March 31, 2006 and December 31, 2005, there are no significant differences between the carrying amounts of these items and their estimated fair values due to their short maturities.

8 Related party transactions

The Corporation paid management and administration amounts of $212,500 (2005 – $162,500) and office rent in the amount of $45,000 (2005 – $30,000) to companies controlled by directors and officers of the Corporation.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9 Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation

Management's Discussion and Analysis of Financial Condition and Results of Operations

For The Three Months Ended March 31, 2006

This Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) for BioMS Medical Corp., prepared as at May 10, 2006, should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for the three months ended March 31, 2006. The consolidated financial statements and comparative information have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

BioMS Medical Corp. ("BioMS" or the "Corporation") has in-licensed the exclusive world wide rights to a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis (MS). The Corporation is currently conducting a Phase II/III pivotal clinical trial with MBP8298 on Secondary Progressive MS (SPMS) patients in Canada, the United Kingdom and Sweden, with plans to expand the trial into continental Europe. The Corporation plans to enroll up to 553 patients in as many as 50 clinical sites by the end of the year. The trial data has been reviewed, on a periodic basis, by the Data Safety Monitoring Board which has recommended that the trial continue. The company also plans to start a second pivotal trial in SPMS patients in the U.S., as well as a trial in Relapsing Remitting MS (RRMS) patients by the end of the year. Together, the RRMS and SPMS forms of the disease account for as much as 90% of all MS patients.

The Corporation has also in-licensed the exclusive world wide rights to a platform technology, HYC750, for the potential mobilizing of hematopoetic stem cells in humans. This product is expected to enter initial human trials in the forthcoming year.

BioMS Medical has a 49% interest in BioCyDex Inc. BioCyDex is a private company that is developing a unique proprietary drug delivery technology to deliver both existing and novel antiviral and chemotherapeutic compounds directly into cells, with the potential to greatly enhance their effectiveness. The company is additionally developing technology for the delivery and imaging of genes in cells, to be used as part of gene therapy treatments.

To fund its operations, the Corporation relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Corporation trade on the Toronto Stock Exchange (TSX) under the symbol, MS.

Recent Developments

Currently, the Corporation continues the initiation of new clinical trial sites and the enrollment of new patients in the current MBP8298 pivotal clinical trial, and has recently announced the enrollment of the first 200 patients in the trial. An interim analysis of the data from the first 200 patients will be conducted once they have all completed two years on the clinical trial. Subsequent to the quarter end, the Corporation received a recommendation from the fourth meeting of the independent Data Safety Monitoring Review Board to proceed with the pivotal Phase II/III clinical trial for MBP8298 without modifications.

On May 10, 2006, the Corporation announced that it has received approval from the Danish Medicines Agency to start patient enrolment in Denmark for its pivotal phase II/III clinical trial of MBP8298.

The Corporation has strengthened its Board of Directors with the election of Gordon Politeski. Mr. Politeski brings extensive international biotech development experience to BioMS Medical Corp. He was the founding President and Chief Executive Officer of Biomira, Inc., a cancer diagnostics and therapy company, and one of Canada's first publicly traded biotechnology companies. He also served as Director of the Pharmaceutical Group at Pharmacia Canada, Canadian President and General Manager for US-based Allergan Pharmaceuticals, a world leader in ophthalmology and the developer of Botox®, and for seven years was on the board of Genetronics (now Inovio) an AMEX-listed company.

Discussion of Operations and Financial Condition

The consolidated net loss of the Corporation for the three months ended March 31, 2006 was $8.6 million or $0.14 per share compared with a consolidated net loss of $2.4 million or $0.05 per share for the previous year. The increase in the loss was due primarily to increased expenditures on research and development for the MBP8298 trial, including preparations for the launching of additional trials, and an increase in general and administrative expense.

Expenses

Research and development

During the quarter, expenses related to the Corporation's direct research and development efforts accounted for $6.5 million or 73% of all expenses as compared with $1.1 million or 42% in for the first quarter in 2005. The increase in expenses was the result of the increased number of clinical trial sites participating in the Phase II/III Clinical Trial for MBP8298, the increased number of patients entering the trial and added costs associated with the change in the contract research organization managing the pivotal trial. The Corporation also incurred expenses of $2.4 million in preparing for the expected start of the second SPMS trial and a RRMS trial later this year, including the expenditure of approximately $1.9 million towards the purchase of MBP8298 product for use in these clinical trials over the course of the next few years.

General and administration

General and administration expenses increased to $1.1 million for the three months ended March 31, 2006 as compared to $1.0 in the period ended March 31, 2005. General and administration expenses represented 12% of total expenses for the Corporation in 2006 compared with 39% in 2005. General and administration expenses include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, director's fees and various other expenses relating to the operations and growth of the Corporation. General and administrative expenses increased as a result of a general increase in the overall activity of the Corporation.

Stock-based Compensation Expense

During the quarter, the Corporation granted and vested 1,050,000 new stock options. The Corporation used the Black-Scholes option pricing model to estimate the fair value of the options granted. Application of the fair value method resulted in a $1.0 million charge to stock based compensation expense compared to $0.1 million in same period in 2005.

Investment Income

Investment income earned on funds invested was $0.4 million for the three months ended March 31, 2006, as compared to $0.1 million for the comparable period in 2005. Management expects that investment income will continue to fluctuate in relation to prevailing interest rates and amounts of cash reserves invested.

Eight Quarter Review

Financial Information – Quarterly
(In dollars, except for (loss) per share)

	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004
Research and development	$6,543,779	$4,552,426	$3,204,259	$1,765,528	$1,050,614	$1,852,438	$1,065,846	$995,454
General and administrative	1,093,203	1,343,589	751,360	1,020,415	978,555	1,215,465	1,029,647	863,744
Stock-based compensation	954,626	423,865	96,165	98,006	95,023	162,431	26,543	20,195
Amortization of licensing costs	367,935	367,908	367,935	367,936	367,935	367,935	367,936	367,935
Amortization of property and equipment	26,924	24,965	17,914	14,338	14,133	13,833	12,701	8,677
Less; Investment Income	363,970	216,148	490,724	364,590	91,624	86,354	98,950	112,681
Net Loss	$8,622,497	$6,496,605	$3,946,909	$2,901,633	$2,414,636	$3,525,748	$2,403,723	$2,143,324
Loss per common share – basic	$ (0.14)	$ (0.10)	$ (0.06)	$(0.05)	$(0.05)	$ (0.07)	$ (0.05)	$ (0.04)

BioMS Medical Corp. is a development stage company, with its primary focus being the development and commercialization of a medical treatment for multiple sclerosis. As such, the Corporation's focus is not on earnings (loss) per share, but rather that the Corporation has adequate financial resources to fund the research and development programs it conducts. As discussed more fully in the liquidity section of this document, the Corporation believes it currently has adequate resources to fund the expected costs of the current clinical trial through to the second half of 2007.

The quarterly results of the Corporation have fluctuated primarily as a result of the timing of research and development activities.

Liquidity and Solvency

As at March 31, 2006, cash and short-term investments totaled $32.0 million as compared to $38.0 million at December 31, 2005.

At March 31, 2006, the Corporation had working capital of $29.8 million as compared to $37.2 million at December 31, 2005. Management estimates that the current working capital is sufficient for the Corporation to meet its obligations in respect of the existing clinical trial through to the second half of 2007.

During the quarter, the Corporation repurchased by way of a Normal Course Issuer Bid 58,800 shares of the company at a cost of $144,325.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Corporation invests its cash reserves primarily in liquid, interest-bearing securities.

The Corporation used $5.9 million cash in operating activities for the three months ended March 31, 2006 as compared to $2.6 million in the three months ended March 31, 2005.

Outlook

BioMS expects to complete the enrollment of patients in its current SPMS trial with MBP8298 in Canada and Europe by the end of the year. It recently announced the enrollment of the first 200 patients, who will be the subject of an interim analysis once they have completed the required two years in the clinical trial. The Corporation is also planning the launch of a second SPMS trial in the U.S., as well as the start of a RRMS trial with MBP8298, by the end of the year.

BioMS expects to continue to incur operating losses until such time as its lead drug, MBP8298 technology for the treatment of Multiple Sclerosis, has received regulatory approval and is available for commercial sale. The company estimates that it has sufficient cash to cover the expected costs of the current MBP8298 Phase II/III clinical trial through to the second half of 2007. BioMS anticipates that it will approach the equity markets for the funding of additional research, manufacturing, preclinical and clinical trial expansion programs. The Corporation's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties

The Corporation's operations involve certain risks and uncertainties that are inherent to the Corporation's industry. The most significant known risks and uncertainties faced by the Corporation include, but are not necessarily limited to: the ability to obtain and protect licenses and patents; the ability to select clinical trial sites and recruit patients; the difficulty of obtaining regulatory approval in various countries; our ability to secure manufacturing capability of product for future clinical trials and commercialization on a consistent and economical basis; availability of capital; our ability to recruit and retain qualified personnel; and other risks known and unknown.

Other business risks and uncertainties have not changed significantly from those disclosed in the MD&A in our 2005 annual report and in other regulatory filings.

Critical Accounting Policies and Estimates

All of our accounting policies are in accordance with Canadian GAAP including some which require management to make assumptions and estimates that could significantly affect the results of operations and financial position. The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2005 Annual Report. As well, our significant accounting policies are disclosed in Note 2, *Significant Accounting Policies,* of the notes to our audited consolidated financial statements for the fiscal year ended December 31, 2005.

Changes in Accounting Policies

Non-Monetary Transactions

Effective January 1, 2006, we adopted the recommendations of CICA Handbook Section 3831, *Non-Monetary Transactions*, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. We have determined that adoption of Section 3831 does not have an effect on our financial position or results of operations in the current period presented.

Forward-Looking Statements

This report may contain forward-looking statements which reflect management's current expectations regarding the Company's objectives, plans, goals, strategies, future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are not guarantees, but only predictions. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of product; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; ability to secure collaborative partners; ability to secure and manufacture product; adequacy of financing; scope and adequacy of insurance coverage; retention and performance of contractual third parties, including key personnel; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in Canada. A copy of our Annual Information Form and Proxy Circular can be found on SEDAR at www.sedar.com.

Management's Responsibility for Financial Reporting

The Management of BioMS Medical Corp. has prepared the consolidated financial statements and all of the information in this interim report, and is responsible for the integrity and fairness of the data presented. The accounting policies followed in the preparation of these financial statements conform with Canadian generally accepted accounting principles, which recognize the necessity of relying on Management's judgment and best estimates. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial information presented throughout this report is consistent with that in the consolidated financial statements.

To fulfill its responsibility and to ensure integrity of financial reporting, Management maintains a system of internal accounting controls. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of consolidated financial statements.

Final responsibility for the consolidated financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors oversees management's preparation of consolidated financial statements and financial control of operations. The Audit Committee meets separately with Management and the Company's independent auditors, PricewaterhouseCoopers LLP, to review and approve the consolidated financial statements and MD&A.

Disclosure Controls

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining BioMS' disclosure controls and procedures, and intend to so certify as required by Multilateral Instrument 52-109 ("MI 52-109") Certification of Disclosure in Issuers' Annual and Interim Filings. These officers have evaluated the effectiveness of BioMS' disclosure controls and procedures and have concluded that they provide management with a reasonable level of assurance that the information the Company is required to disclose on a continuous basis in annual and interim reports and other reports is recorded, processed, summarized and reported or disclosed on a timely basis as required.

Kevin Giese
President and Chief Executive Officer

Don Kimak
Chief Financial Officer

I, DON KIMAK, Chief Financial Officer of BioMS Medical Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BioMS Medical Corp. (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 15, 2006

"Don Kimak"

Don Kimak,
Chief Financial Officer

I, KEVIN A. GIESE, President and Chief Executive Officer of BioMS Medical Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BioMS Medical Corp. (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 15, 2006

"Kevin A. Giese"

Kevin A. Giese,
President and Chief Executive Officer